Exhibit 99.2

Kornit Announces Pricing of Public Offering of Ordinary Shares

ROSH HA’AYIN, Israel, June 13, 2019 (GLOBE NEWSWIRE) – Kornit Digital Ltd. (NASDAQ: KRNT), a company that develops, designs and markets innovative digital printing solutions for the global printed textile industry, today announced the pricing of an underwritten public offering of 4,340,000 ordinary shares at a price to the public of $27.50 per share. Kornit has also granted the underwriters a 30-day option to purchase up to an additional 651,000 ordinary shares at the public offering price. The offering is expected to close on June 18, 2019, subject to customary closing conditions.

Kornit intends to use the proceeds from the offering for future potential acquisitions, including complementary businesses, technologies or assets, and for general corporate purposes, including working capital and capital expenditures. Kornit has no agreements or understandings with respect to any acquisition or investment at this time.

Citigroup, Goldman Sachs & Co. LLC and Barclays are acting as bookrunners and as representatives of the underwriters for this offering. Needham, Stifel, William Blair and Craig Hallum are acting as co-managers in the offering.

Kornit has filed an automatically effective shelf registration statement (including a base prospectus) on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”). Before you invest, you should read the registration statement, the prospectus, the accompanying prospectus supplement and other documents Kornit has made available with the SEC for information about Kornit and the offering. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. When available, a copy of the final prospectus supplement relating to the offering and accompanying prospectus may be obtained from Citigroup c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 800-831-9146; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at 866-471-2526, or by email at prospectus-ny@ny.email.gs.com; or Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 888-603-5847, or by emailing barclaysprospectus@broadridge.com. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Kornit Digital

Kornit Digital Ltd. (NASDAQ: KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2002, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in over 77 countries and territories worldwide.

Investor Contact:
Michael Callahan, ICR

(203) 682-8311

Michael.Callahan@icrinc.com